

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Mr. Stephen D. Yarad
Chief Financial Officer
MFA Financial, Inc.
350 Park Avenue
20th Floor
New York, New York 10022

  Re: MFA Financial, Inc.
    Form 10-K for fiscal year ended December 31, 2012
    Filed on March 6, 2013
    File No. 001-13991

Dear Mr. Yarad:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Notes to the Consolidated Financial Statements, page 77

Note 3 – MBS, page 85

1. Reference is made to your discussion of unrealized losses on MBS and impairments. In future periodic filings, please provide more detailed information that allows financial statement users to understand the specific factors considered for the relevant periods when assessing whether your investments are not other than temporarily impaired per ASC 320-10-50-6(b).

Item 9A. Controls and Procedures, page 115

(a) Evaluation of Disclosure Controls and Procedures, page 115

2.   We note your disclosure of a material weakness in internal control for your process to calculate taxable income for certain MBS within your portfolio. We also note that you consequently declared a special cash dividend to distribute previously undistributed REIT taxable income for 2010 and 2011. What consideration was given to including a risk factor regarding whether there is any uncertainty that the steps taken are sufficient to avoid affecting your status as a REIT.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Market Conditions and Our Strategy, page 40

3.   We note over the last nine months that you have released $169.6 million of your credit reserve. In future filings, please expand your discussion to quantify the anticipated impact to prospective results from releasing your credit reserve. In addition, provide more specific information regarding the factors present that were considered to support the release of credit reserves during the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3413 if you have questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant